NEWS RELEASE

INTEROIL PROVIDES MARKET GUIDANCE ON
ITS BUSINESS OPERATIONS

October 10, 2008 - InterOil Corporation (IOL: TSX) (IOC: AMEX) (IOC: POMSoX), a Canadian company with operations in Papua New Guinea confirmed today that it is on track to meet its projected earnings for the third quarter of 2008. The midstream refining and downstream distribution operations have continued to operate profitably and are in line with the Company’s profit expectations. “We will be filing our third quarter financials on November 10, and we are extremely pleased to advise that InterOil has weathered the dramatic downturn through prudent management and control procedures and will be announcing a profit for the third quarter 2008,” said Mr Collin Visaggio, Chief Financial Officer.

InterOil is also preparing to commence drilling the Antelope-1 appraisal well in the next few days. The Antelope-1 well will target the limestone section that was intersected in the Elk-4 well which recorded a gas flow rate of 105 million standard cubic feet (mmscf) and approximately 2,000 barrels (bbls) of condensate per day, which is the highest flow rate for a gas well in Papua New Guinea.

“We are confident that the high gas and gas condensate flow results in the Elk-4 will be confirmed in the Antelope-1, which is expected to add an additional 1,500 feet of reservoir,” said Mr Phil Mulacek, Chief Executive Officer. “The anticipated result from the combined Elk and Antelope structures has been prognosed as being sufficient to underpin our LNG project.”

“We are also confident that we will close on the LNG Project Agreement with the Independent State of Papua New Guinea in the fourth quarter of 2008. Confirmation of this intent was received during joint strategic meetings with the Prime Minister of Papua New Guinea, Sir Michael Somare, which took place in Rome, Italy, earlier this week.”

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil News Release

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.

For more information please see the InterOil website at: www.interoil.com.

For Investor Relations enquiries:

Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
Anesti@interoil.com
Cairns, Qld Australia
Phone: +617 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; and the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F. In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk 4 well will ultimately be able to be extracted and sold commercially.

We currently have no resources or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this news release information that the SEC's guidelines strictly prohibit the Company from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.

InterOil News Release